Rohan S. Weerasinghe	Citigroup
General Counsel & Corporate Secretary	399 Park Avenue - 2nd Floor
New York, NY 10022

November 1, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Citigroup Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 1, 2013.

Regards,

/s/ Rohan S. Weerasinghe
Rohan S. Weerasinghe
General Counsel & Corporate Secretary